Exhibit 2.1

Execution Version

AMENDMENT TO

ASSET PURCHASE AGREEMENT

This Amendment to Asset Purchase Agreement (this “Amendment”) is made and entered into as of December 30, 2024, by and between WiSA Technologies, Inc., a Delaware corporation (together with its successors, “Purchaser”), and CompuSystems, Inc., an Illinois corporation (“Seller”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Purchase Agreement (as defined below).

WHEREAS, the Asset Purchase Agreement was made and entered into as of December 19, 2024, by and among Purchaser and Seller (the “Purchase Agreement”), pursuant to which the Company has agreed to purchase, assume and accept from Seller all of the rights, title and interests in, to and under the assets and interests used in the Acquired Business, and products and services solely to the extent they utilize the Transferred Assets, including Seller’s customer contracts, trademarks, and other intellectual property;

WHEREAS, Section 11.8 of the Purchase Agreement provides that the Purchase Agreement may be amended, supplemented or otherwise modified by a written instrument executed by both Seller and Purchaser; and

WHEREAS, Purchaser and Seller desire to amend the Purchase Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.              Amendment to “Breakup Fee” Definition. The definition of “Breakup Fee” shall be amended in its entirety to read as follows:

“Breakup Fee” shall mean an amount in cash equal to $1,000,000, paid into the Escrow Account by January 10, 2025.

2.               Amendment to Section 6.21. Section 6.21 of the Purchase Agreement shall be amended in its entirety to read as follows:

Purchaser shall use commercially reasonable efforts to cause the majority of the stockholders of Purchaser to execute the Voting Agreement by January 10, 2025.

3.              No Other Modification. Except as specifically amended by the terms of this Amendment, all terms and conditions set forth in the Purchase Agreement shall remain in full force and effect, as applicable.

4.             Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

5.              Entire Agreement. This Amendment contains the entire agreement and understanding of the parties hereto with respect to the subject matter contained therein and may not be contradicted by evidence of any alleged oral agreement.

6.             Further Assurances. Each party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

7.             Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument. Facsimile, .pdf and other electronic execution and delivery of this consent is legal, valid and binding for all purposes.

8.             Headings. The descriptive headings of the various provisions of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to be effective for all purposes as of the date first above written.

WISA TECHNOLOGIES, INC.

By:	/s/ Brett Moyer
Name: Brett Moyer
Title: Chief Executive Officer

COMPUSYSTEMS, INC.

By:	/s/ Mark LoGiurato
Name: Mark LoGiurato
Title: Chief Executive Officer

[Signature Page to Amendment to Asset Purchase Agreement]